Stanley M. Moskowitz,   Of Counsel
The Bingham Law Group
2038 Corte del Nogal, suite 110
Carlsbad, CA 92008
760-692-1162
Fax 619-702-9401
Direct Number 858-523-0100
Direct Fax 858-523-0444
smoskowitz@san.rr.com

FACSIMILE TRANSMISSION SHEET

TO: Tonya Bryan Esq.	FROM: Stan Moskowitz
COMPANY:US SEC	DATE: 9-29-2010
FAX #:703-813-6967	NO. OF PAGES (Incl. Cover Page) 6
Phone #:202-551-3601	Sender's Ref. #
Re: SpeedSport Branding, Inc. File No. 333-155318	Your Ref. #:

Comments: Ms. Bryan--Attached are the "changed" pages to the above referenced filing that have been made in accordance with your oral comments to me of September 27, 2010.

I would appreciate your perusal of our proposed changes and advise whether we have complied with your comments.

Thank you

Stanley Moskowitz

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer   Smaller reporting company
                                                              ☐   ☑

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (1)	Proposed maximum a aggregate offering price	Amount of registration fee
Common Stock, $.001 par value	4,359,300	$.20	$871,860	$62.16

(1) Estimated solely for the purpose of computing the amount of the registration fee and based upon the amount of consideration received by SpeedSport Branding, Inc. pursuant to Rule 457(a) under the Securities Act of 1933, as amended. As of the date hereof, there is no established public market for the common stock being registered. Accordingly, and in accordance with Item 505 of Regulation S-K requirements, certain factor(s) must be considered and utilized in determining the offering price. The offering price of $0.20 per was determined arbitrarily by us. The offering price is not based upon our net worth, total asset value, or any other objective measure of value based on accounting measurements. Should a market develop or occur for our securities, the market price may be far less than the offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Deleted: If and when our common stock is listed on the Over-the-Counter Bulletin Board the price will be established according to the demand of our common stock and will fluctuate based on the demand for our stock.¶

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SUBJECT TO COMPLETION

150,000 shares of common stock were issued to GPP for all of the membership interests in LLC, and 4,412,650 shares of common stock were issued to the holders of $882,530 in promissory notes of LLC, including a total of 1,287,149 shares issued to GPP, RCP and BBA in exchange for $230,661 of promissory notes owed by us.

The reason for the Merger was to create the possibility of liquidity for the shareholders of our Company by having our common shares registered and available for a possible listing on the Over the Counter Bulletin Board. Our offices are leased and located at 6141 Quail Valley Ct. Riverside, Ca. 92507, which is leased from a company in which Mr. O'Connell holds a majority of the economic interests.

We are a developmental stage motorsports organization which was organized in February of 2006 to participate in the Grand American Road Racing Association ("Grand Am") sanctioned "Grand-Am Cup Series" road racing events. The Grand American Road Racing Association was established in 1999 to organize, sanction, and sponsor professionally race prepared "Sports Car" automobile road racing in North America. Grand Am is a separate and distinct entity from us and we do not have any formal contractual arrangements with Grand Am.

Since February of 2007, we have participated in the Grand Am Rolex Series events using Rolex Series GT (Grand Touring) production based automobiles that we have leased from P-1, Inc. a company whose majority shareholder is Kevin P. O'Connell. We participated in four road racing events in 2006, six in 2007 and nine races in 2008. The last race in which we participated was in September of 2008 at Miller Motorsports Park in Toole, Utah. Our cessation in racing was due primarily to the lack of availability of capital due to a downturn in the economy. We did not enter any events in 2009.

Until early in 2007, we owned and operated one Grand Am qualified professionally race prepared Sports Car. In early 2007, the Company decided to sell it's factory built sports car and participated in racing competition utilizing primarily leased professionally prepared sports cars.

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On December 31, 2008, the Company acquired a Grand Am spec 997 GT-3 Porsche racecar (the (the "997 Porsche") from P-1. The purchase price was $160,000. Additionally, on December 31, 2008, we acquired a Grand Am spec 997 GT-3 Porsche racecar from P-1. The purchase price was $160,000, for which we issued 533,333 shares ($.30 per share) of our common stock for the purchase of the race vehicle.

In 2008, the Company continued to participate in the Grand-Am Rolex Series race series in North America and entered and competed in races in Mexico City, Mexico and Montreal, Canada. The inclusion of the international races provided a wider audience for potential sponsorship and marketing clients.

We have not generated any revenue from sponsorships or the sale of advertising space. Our losses from inception through the period ended June 30, 2010 was ($1,198,001) or 1470% of revenue.

For the year ended December 31, 2009, we did not generate any revenue from sponsorships or advertising space and subsequently incurred a loss of $(46,692), or 329% of revenue, which represented a decrease from $(132,108) or 360% of revenue for the year ended December 31, 2008. The decrease in loss for 2009 is attributable to no racing events entered in the year 2009 and includes a decrease in legal expenses and and accounting costs.

Additionally in 2009, the company saw a increase in depreciation expenses to $42,742 from $32,001 for the same period in 2008. The increase in depreciation expense is directly related to the late 2008 acquisition of the Porsche GT-3 Cup car. Our auditor's report has expressed substantial doubt about our ability to continue as a going concern.


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Deleted: 2008

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Deleted: Additionally, as well as an increase in Depreciation expenses due to the late 2008 acquisition of the Porsche GT-3 Cup car, the company had a significant reduction in General & Administrative expenses for the year


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of ($46,682) and utilized cash in operating activities of $52,622 during the twelve months ended December 31, 2009. These matters raise substantial doubt about the Company's ability to continue as a going concern.

Cash Flows for the Year Ended December 31, 2009

Operating activities for the twelve months ended December 31, 2009 used $52,622 in cash. The Company had no accounts receivable during the period ending December 31, 2009 and the same for the corresponding period in 2008. The Company also had no trade accounts payable during either period.

The Company had related party payables outstanding of $525 for 2009 and $108,525 for 2008 and accrued interest payable of $681 for the year ending 2009 and $355 for the year ending 2008. The reduction in related party payables and accrued interest was due to the conversion of certain payables to common stock in the Company.

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The Company raised $52,622 in cash from financing activities net of repayments of debt.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenues

Total revenues for the six months ended June 30, 2010 were $11,340 compared to $7,576 for the same period ending June 30, 2009, an increase of 33% for the same period in 2009. The increase in revenue for the quarter was due to non recurring consulting income.

Cost of Revenues

There were no costs of revenues in the six months ended June 30, 2010 or the six months ended June 30, 2009

Operating Expenses

Operating expenses for the six months ended June 30, 2010 were $52,960 or 467% of revenue compared to $31,912 or 421% of revenue for the same period ended June 30, 2009. The increase was due to an increase in general and administrative expenses, including $11,375 in accounting expenses and $5,000 in legal expenses. Depreciation and Amortization expenses for the six months ended June 30, 2010. was $21,371 or 188% of revenue compared to $ 21,372 or 189% of revenue for the same period in 2009.

Interest and Financing Costs

Interest and financing costs for the six months ended June 30, 2010 were $1,728, or 15% of revenue compared to $1,212 or 16% of revenue for the period ended June 30, 2009.

Other Non-operating Income

The Company did not have other non-operating income for the six months ended June 30, 2010.

Net Loss

Net loss for the six months ended June 30, 2010 was $(43,348) or 382% of revenue compared to $(24,584) or 325% of revenue for the same period ended June 30, 2009. The increase in the net loss for this period in 2010 is due to an increase in general and administrative costs, specifically legal and accounting costs.

Deleted: income

LIQUIDITY AND CAPITAL RESOURCES

Cash

Our primary source of liquidity is cash provided by operating, investing, and financing activities. Net cash used in operations for the six months ended June 30, 2010 was $9,999 as compared to $7,684 for the period ended June 30, 2009. During the six months ended June 30, 2010 we used $9,999 in cash from operating activities.

Liquidity

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. The Company incurred a net loss of $(43,348) and utilized cash in operating activities of $9,999 during the six months ended June 30, 2010. These matters raise substantial doubt about the Company's ability to continue as a going concern. As of June 30, 2010 the Company had current assets that exceeded current liabilities by $28,161.

The Company's current source of cash is capital raised for its operations and proceeds from the sale of its common stock. The Company will continue to explore other sources of capital to expand and fund its current operations.

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Cash Flows for the Six Months Ended June 30, 2010.

Operating activities for the six months ended June 30, 2010 produced no cash. There were no accounts receivables generated during the quarter. As of June 30, 2010 accounts payable increased to $6,444 compared to zero for the same period in 2009. Depreciation and amortization for the six months ended June 30, 2010 totaled $21,371, approximately the same for the period ended June 30, 2009. The net loss of $(43,348) included expenses of $1,500 representing accrued interest on notes payable. There were no prepaid expenses for the period.

Net cash produced by financing activities was $10,408 for the six months ended June 30, 2010, compared to $5.00 for the same period of 2009. There was a net decrease in cash of ($9,999) for the six months ended June 30, 2010 as compared to a net decrease in cash of ($7,684) for the same period in 2009.

Stockholder Matters

Stockholder's equity was $71,509 on December 31 2009, or $0.005 per share outstanding. As at June 30, 2010 stockholder's equity was $28,161 or $0.0018 per share outstanding.

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Management expects to raise $150,000 in capital through the issuance of debt and equity and believes it will be able to raise sufficient capital over the next twelve months to finance operations. However, there can be no assurances that the Company will be successful in this regard or will be able to eliminate its operating losses. The accompanying financial statements do not contain any adjustments which may be required as a result of this uncertainty.

During 2008, the Company rented pit equipment from a related party Specialty Rentals, LLC, of which Kevin P. O'Connell is the Managing Member, for a total of $10,500. On October 1, 2009, the Company issued 35,000 shares of common stock in payment of this obligation to Specialty Rentals, LLC.

On December 31, 2008, the Company issued 44,890 shares of stock for a debt of $8,978 to Chester Montgomery for managerial consulting services.

In September of 2009, General Pacific Partners, LLC established an unsecured line of credit under its name for the company with a limit of $450,000. To date, no more than $50,000 as been drawn on the line which has no balance on the line at the current time.

In 2009, the Company borrowed a total of $53,225 from two related parties General Pacific Partners, LLC and Billington Brown Acceptance, LLC. The loans are due on demand, are unsecured and bear interest at 8%.

In the six months ended June 30, 2010, the company borrowed an additional $9,600 from General Pacific Partners, LLC bringing the total to $63,525.

> Deleted: 2,825

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001. As of December 31, 2009, there were 15,650,873 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution, or winding up of our Company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

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Our Articles of Incorporation do not provide for cumulative voting rights for the election of directors, However, Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders. It is currently anticipated that we may be subject to Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject us to Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

Preferred Stock